Able Brands Co.

30 Hudson Yards

New York, New York 10001

October 29, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Able Brands Co.

Request to Withdraw Registration Statement on Form S-l

File No. 333-254233

CIK No. 0001849574

Ladies and Gentlemen:

Able Brands Co. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s Registration Statement on Form S-l (File No. 333-254233), filed with the Securities and Exchange Commission on March 12, 2021, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please call our legal counsel, Jennifer Lee of Kirkland & Ellis LLP, at (212) 909-3021.

Very truly yours,

/s/ Lisa J. Blau
Lisa J. Blau
Chairperson